August 14, 2020

VIA EDGAR

Ms. Deborah O’Neal

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.

Form 10-K

Filed March 19, 2020

File No. 814-01211

Registration Statement on Form N-2

Filed July 13, 2020

File No. 333-239839

Dear Ms. O’Neal and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) received by telephone on July 31, 2020 and August 7, 2020, relating to GECC’s Annual Report on Form 10-K for the year ended December 31, 2019, filed on March 19, 2020, and GECC’s Registration Statement on Form N-2 (the “Registration Statement”) filed on July 13, 2020.

Simultaneously herewith, GECC has filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

FORM 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 53

1.    We note that you have identified various accounting policies or estimates that you consider to be critical to your financial statements. However, it does not appear that you have provided a discussion and analysis that is substantially incremental to the accounting policies outlined in your financial statements. Revise your disclosure of critical accounting estimates to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Refer to Section V of SEC Release 33-8350.

RESPONSE: In response to the Staff’s comment, GECC notes that it has revised such disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, and will continue to present such revised disclosure in future filings to the extent required.

U.S. Securities and Exchange Commission

Division of Investment Management

August 14, 2020

Consolidated Financial Statements

Consolidated Statements of Assets and Liabilities, Page F-3

2.    Please supplementally provide us with information on what is included in the line item “Due from portfolio company.”

RESPONSE: In response to the Staff’s comment, GECC notes that “Due from portfolio company” generally includes expenses paid on behalf of a portfolio company for which GECC expects to be reimbursed. As of June 30, 2020, the majority of this balance is comprised of expenditures made in connection with Best Western Luling and were included in the judgment in GECC’s favor received in September 2019.

Consolidated Schedule of Investments, Page F-7

3.    With respect to GECC’s investment in Best Western Luling (fka Luling Lodging, LLC), as listed in the Consolidated Schedule of Investments as of December 31, 2019, we note the nonaccrual status of such investment, and that the maturity date has passed. Please provide an update on the status of this investment.

RESPONSE: In response to the Staff’s comment, GECC notes that the amount due for the first lien, senior secured loan to Best Western Luling has not been repaid in full, and the investment therefore remains on the Consolidated Schedule of Investments. GECC has received a judgment against the personal guarantor of the loan for the amount outstanding, including additional post-judgment interest and is pursuing collection.

4.    Please confirm supplementally if any of GECC’s investments include exit fees. To the extent they do, please provide additional disclosure around the terms of such fees.

RESPONSE: In response to the Staff’s comment, GECC notes that three of its investments include exit fees. GECC notes that it has revised such disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, and will continue to present such revised disclosure in future filings to the extent required.

5.    With respect to GECC’s investments as listed in GECC’s Consolidated Schedule of Investments, in future filings please revise the disclosure to more clearly reflect when the securities pay PIK interest, the rate of PIK interest and other material terms of such PIK interest.

RESPONSE: In response to the Staff’s comment, GECC notes that it has revised such disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, and will continue to present such revised disclosure in future filings to the extent required.

U.S. Securities and Exchange Commission

Division of Investment Management

August 14, 2020

Note 4 – Fair Value Measurement, Page F-25

6.    Please reconcile the $6,231 level 3 net transfers in/out for the year ended December 31, 2019 as reflected in the table against the disclosure following the level 3 table which states that the fair value of the transfers in/out was $2,353 for the year ended December 31, 2019. In future filings, please provide additional detail regarding the reasons for, or explanations behind, any transfers of securities to or from the Level 3 fair value hierarchy.

RESPONSE: In response to the Staff’s comment, GECC notes the $6,231 represents the fair value of the investment at the beginning of the period and the $2,353 represents the fair value of the security at the end of the period. Further, GECC notes that it will present such disclosure more consistently in future filings.

Note 10 – Financial Highlights, Page F-34

7.    We note that the placement of footnote 7 is applied to general headings. Please update footnote 7 to correspond to the relevant time period and not the general heading.

RESPONSE: In response to the Staff’s comment, GECC notes that it will present revised disclosure in filings of future financial statements.

Rule 4-08(g)

8.    Please note that summarized financial information provided under Rule 4-08(g) should not be labeled unaudited and revise accordingly in future filings.

RESPONSE: In response to the Staff’s comment, GECC confirms that it will not label financial information provided under Rule 4-08(g) as unaudited in future filings.

REGISTRATION STATEMENT ON FORM N-2

General

1.    Please provide an updated consent of GECC’s independent auditor.

RESPONSE: In response to the Staff’s comment, GECC has filed an updated consent of its independent auditor as Exhibit (n)(1) to the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Investment Management

August 14, 2020

2.    Please provide a consent of Prestige Capital Finance, LLC’s independent auditor.

RESPONSE: In response to the Staff’s comment, GECC has filed the consent of Prestige Capital Finance, LLC’s independent auditor as Exhibit (n)(2) to the Amended Registration Statement.

3.    Please include the audited financial statements of Prestige Capital Finance, LLC in GECC’s Registration Statement on Form N-2.

RESPONSE: In response to the Staff’s comment, GECC has incorporated by reference the audited financial statements of Prestige Capital Finance, LLC into the Amended Registration Statement.

4.    Please update any information included in the Registration Statement as of March 31, 2020 to June 30, 2020 or a more recent date, as practicable.

RESPONSE: In response to the Staff’s comment, GECC has revised the information accordingly in the Amended Registration Statement.

5.    We recognize that there is information not included in the Registration Statement, including additional terms of the rights offering and the information in the section “Fees and Expenses.” Please supplementally confirm that you will give us reasonable time to review a revised Registration Statement prior to requesting effectiveness.

RESPONSE: In response to the Staff’s comment, GECC confirms that it will provide the Staff with time to review the updated information prior to requesting effectiveness.

6.    Please confirm supplementally that GECC will file as exhibits to the Registration Statement all agreements regarding services to be rendered and the compensation to be paid.

RESPONSE: In response to the Staff’s comment, GECC confirms that the dealer manager agreement, subscription agreement and information agent agreement will all be provided as exhibits to the Registration Statement on a future amendment.

7.    Please advise us whether FINRA has approved the terms of the offering.

RESPONSE: In response to the Staff’s comment, GECC notes that FINRA is reviewing the filing and GECC will inform the Staff once it has received approval from FINRA.

8.    Please confirm whether there is any exemption that the dealer managers are relying on under the Securities Act of 1933, as amended (the “1933 Act”), with regards to the offering.

RESPONSE: In response to the Staff’s comment, GECC notes that the dealer managers’ activity in the offering does not require an exemption from the 1933 Act. The rights and the common stock underlying the rights will be registered on the Registration Statement prior to the commencement of the offering.

U.S. Securities and Exchange Commission

Division of Investment Management

August 14, 2020

9.    We note that GECC is still making cash distributions despite falling below its asset coverage test. Please supplementally provide us with GECC’s analysis as to what authority it has to make those cash distributions.

RESPONSE: In response to the Staff’s comment, GECC notes that it is an externally managed non-diversified closed-end management investment company that has elected to be regulated as a Business Development Company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for tax purposes, GECC has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). Among other things, in order for GECC to maintain its RIC status, it must distribute to its stockholders on a timely basis generally an amount equal to 90% of its investment company taxable income (as defined by the Code). If GECC is unable to make the required distributions, GECC would fail to qualify for RIC tax treatment and become subject to corporate-level U.S. federal income tax. If GECC were to fail to qualify for RIC tax treatment for any reason and become subject to corporate U.S. federal income tax, the resulting corporate taxes could substantially reduce GECC’s net assets, the amount of income available for distributions and the amount of its distributions and the value of its shares of common stock.

In August of 2017, the Internal Revenue Service (the “IRS”) promulgated guidance stating that as long as 20% of the dividend is paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. On May 4, 2020, the IRS issued Revenue Procedure 2020-19, which temporarily reduces (through the end of 2020) that minimum amount of the distribution that must be available in cash to 10%. On May 11, 2020, GECC provided its stockholders with the option to receive monthly distributions in cash or in shares of common stock for the quarter ending September 30, 2020, provided the aggregate amount of cash paid to all stockholders did not exceed 10%.

GECC further notes that as of June 30, 2020, its asset coverage ratio was below its minimum asset coverage ratio of 150% (the “Minimum ACR”). Pursuant to the terms of GECC’s outstanding senior securities, and in compliance with the 1940 Act, GECC is generally not permitted to declare any cash dividend or distribution upon its common stock while below its Minimum ACR. However, the terms of the senior securities provide an exception to the general rule, whereby GECC may declare a cash dividend or distribution during the time in which it is below its Minimum ACR if it is able to rely on any no-action relief granted by the SEC to another BDC permitting the BDC to declare any cash dividend or distribution in order to maintain such BDC’s company RIC status under the Code.

U.S. Securities and Exchange Commission

Division of Investment Management

August 14, 2020

On June 30, 2009, the SEC Division of Investment Management issued a no-action letter to American Capital, Ltd (the “No-Action Letter”) stating that a BDC that was below the Minimum ACR was still permitted to make the minimum cash distribution of investment company taxable income (as defined in the Code) to satisfy the requirements for RIC tax treatment. The GECC distributions made after falling below its Minimum ACR have consisted of approximately 10% in cash and 90% in stock. As such, the GECC cash distributions have been made in reliance on the No-Action Letter and the applicable Revenue Procedure of the IRS in accordance with the exception in GECC’s outstanding senior securities.

10.    Please confirm that, prior to requesting effectiveness, you will file with the Registration Statement an opinion of counsel covering both the rights to purchase common stock and the shares of common stock.

RESPONSE: In response to the Staff’s comment, GECC confirms that it will file an opinion of counsel covering both the rights to purchase common stock and the shares of common stock prior to requesting effectiveness.

Cover Page

11.    Please include the following disclosure on the cover page of the Registration Statement. “The offering may substantially dilute the aggregate net asset value of the shares owned by stockholders who do not fully exercise their rights. Stockholders should expect upon completion of the offering to own a smaller proportional interest in GECC than before the offering.”

RESPONSE: In response to the Staff’s comment, GECC notes that the requested disclosure has been added to the cover page of the Amended Registration Statement.

12.    Please supplementally explain why it is appropriate to characterize the “sales load” as such. In this regard, explain the basis for the imposition of a sales load on the subscription price and describe the sales effort involved with a rights offering.

RESPONSE: In response to the Staff’s comment, GECC notes that Section 2(a)(35) of the 1940 Act, defines “sales load” as “the difference between the price of a security to the public and that portion of the proceeds from its sale which is received and invested or held for investment by the issuer . . . less any portion of such difference deducted for trustee’s or custodian’s fees, insurance premiums, issues taxes, or administrative expenses or fees which are not properly chargeable to sales or promotional activities.” In addition, Instruction 2 to Item 1.g of Form N-2 notes that sales load includes “underwriting discounts and commissions,” referencing the definition of “commission” found in paragraph 17 of Schedule A of the 1933 Act. Paragraph 17 of Schedule A defines “commission” as including “all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made, in connection with the sale of such security.”

U.S. Securities and Exchange Commission

Division of Investment Management

August 14, 2020

GECC believes that, in connection with the offering, the fee described in the Amended Registration Statement that the dealer manager will receive is a “commission” as defined under the 1933 Act, because it is an item of “value” to be paid to the dealer managers “in connection with GECC’s sale” of its rights and common stock. In particular, the dealer managers, pursuant to the dealer manager agreement, will provide marketing assistance in connection with the offering and solicit the exercise of rights and participation in the over-subscription privilege. The dealer managers may form and manage a group of selling broker-dealers, to solicit the exercise of rights. The sales load as described in footnotes number 2 and 3 on the cover page of the Amended Registration Statement that the dealer managers will receive in connection with the offering will compensate the dealer managers for these solicitation efforts, as well as its marketing services. Accordingly, the fee described in the Amended Registration Statement payable to the dealer managers is a “sales load” for purposes of Form N-2 and Section 2(a)(35) of the 1940 Act.

13.    Please confirm that all fees will not extend beyond the initial offering period.

RESPONSE: In response to the Staff’s comment, GECC confirms that the fees will not extend beyond the initial offering period.

14.    Please clarify in footnote number 2, if true, that stockholders will be paying the fees associated with the offering.

RESPONSE: In response to the Staff’s comment, GECC notes that the requested disclosure has been added on the cover page in the Amended Registration Statement.

Prospectus Summary – Pages 2, 3 and 11

15.    Please bold and italicize the following sentence “All costs of this rights offering will be borne by our stockholders whether or not they exercise their rights.”

RESPONSE: In response to the Staff’s comment, GECC notes that the requested change has been made on page 2 of the Amended Registration Statement.

16.    Please clarify in the 7th bullet point, if true, that the dilution will be substantial.

RESPONSE: In response to the Staff’s comment, GECC notes that the requested disclosure has been added on page 2 of the Amended Registration Statement.

17.    Please bold and italicize the following sentence “In addition, the management fee we pay to GECM is based on the average value of our total assets (other than cash or cash equivalents, but including assets purchased with borrowed funds or other forms of leverage and net proceeds from this offering), so we expect to incur increased management fees payable to GECM as a result of this offering.”

RESPONSE: In response to the Staff’s comment, GECC notes that the requested change has been made on page 3 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Investment Management

August 14, 2020

18.    We note that GECC may, in its sole discretion, terminate the offering at any time prior to delivery of the shares of common stock. Please supplementally clarify whether the dealer managers receive their fee upon termination of the offering, whether the subscriber gets interest as part of their refund and, if not, what happens to any interest accrued from the time the subscriber exercises their right and the time the offering is terminated.

RESPONSE: In response to the Staff’s comment, GECC notes that the dealer managers will not receive their marketing and soliciting fees upon termination of the offering. GECC may be required to reimburse a nominal amount of expenses incurred by the dealer managers pursuant to the terms of the dealer manager agreement if the offering is terminated. Upon termination, any proceeds received by the subscription agent will be returned to the subscriber without interest or penalty. GECC further notes that no interest will accrue on the proceeds received by the subscription agent as all funds received by the subscription agent will be placed in a segregated non-interest-bearing account. Disclosure has been added on page 66 of the Amended Registration Statement.

19.    Please confirm whether GECC intends to issue preferred stock in the 12 months following the effective date of the Registration Statement. If so, please disclose this intent.

RESPONSE: In response to the Staff’s comment, GECC confirms that it does not currently intend to issue preferred stock in the 12 months following the effective date of the Registration Statement.

Fees and Expenses, Page 17

20.    Please confirm that the fee table and expense example presentation will include estimates of all costs and expenses that GECC will reimburse in connection with the offering.

RESPONSE: In response to the Staff’s comment, GECC confirms that the fee table and expense example presentation will include estimates of all costs and expenses that GECC will reimburse in connection with the offering.

Risk Factors, Pages 25, 29, 33 and 49

21.    Please confirm that GECC reasonably believes its assets will provide adequate cover to allow it to satisfy its unfunded commitments, and explain to us the basis for your belief.

RESPONSE: In response to the Staff’s comment, GECC confirms that it reasonably believes its assets will provide adequate cover to allow it to satisfy its unfunded commitments. Further, GECC notes that it manages its liquidity so as to ensure that it has a combination of sufficient cash and liquid assets to meet its unfunded commitments such that it can represent that it reasonably believes it has sufficient financial resources to cover its funding obligations.

U.S. Securities and Exchange Commission

Division of Investment Management

August 14, 2020

22.    Please disclose how a potential transition to a successor LIBOR rate could affect the value and liquidity of GECC’s investments.

RESPONSE: In response to the Staff’s comment, GECC notes that the requested disclosure has been added on page 29 of the Amended Registration Statement.

23.    Please disclose that the subscribers in the rights offering are not guaranteed an assumed return as reflected in Tables 1 through 3.

RESPONSE: In response to the Staff’s comment, GECC notes that the requested disclosure has been added on page 33 of the Amended Registration Statement.

24.    Please confirm that “out of assets legally available for distribution” includes return of capital. If so, please disclose that a distribution does not necessarily indicate a return of profit.

RESPONSE: In response to the Staff’s comment, GECC confirms that “out of assets legally available for distribution” includes return of capital. However, GECC has not historically made any return of capital distributions. Further, GECC notes that the requested disclosure has been added on page 49 of the Amended Registration Statement.

The Offering, Pages 64, 67 and 72

25.    We note in the over-subscription privilege that if the pro-rata allocation results in any holder being allocated a greater number of shares than the holder subscribes for pursuant to the exercise of the over-subscription privilege, then such holder will be allocated only such number of shares pursuant to the over-subscription privilege as such holder subscribed for. Please add disclosure to clarify what happens with those remaining shares.

RESPONSE: In response to the Staff’s comment, GECC notes that the requested disclosure has been added on page 64 of the Amended Registration Statement.

26.    We note on page 67 that the delivery requirement states the close of business on the third business day. However, on page 69 it refers to the second business day. Please clarify.

RESPONSE: In response to the Staff’s comment, GECC notes that the referenced disclosure has been deleted in the Amended Registration Statement.

27.    Please disclose that stockholders will be paying the fees associated with the offering.

RESPONSE: In response to the Staff’s comment, GECC notes that requested disclosure has been added on page 72 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Investment Management

August 14, 2020

Portfolio Companies, Pages 74 and 75

28.    Please revise the sentence “As defined by the Investment Company Act, we do not “control” any of the portfolio companies” to the extent the statement is not accurate.

RESPONSE: In response to the Staff’s comment, GECC notes that the sentence has been revised on page 74 of the Amended Registration Statement.

29.    Please revise the following sentence and corresponding subsection to be as of June 30, 2020. “See ‘The Company—Our Portfolio at December 31, 2019’ for a brief description of each company representing greater than 5% of the fair market value of our portfolio at December 31, 2019.”

RESPONSE: In response to the Staff’s comment, GECC notes that the disclosure on pages 74 and 97 have been revised in the Amended Registration Statement.

30.    Please correct the interest rate as reflected in the line item “1st Lien Secured Loan B” under the portfolio company “The Finance Company.”

RESPONSE: In response to the Staff’s comment, GECC notes that the interest rate has been corrected on page 75 of the Amended Registration Statement.

The Company—Regulation as a Business Development Company, Page 109

31.    Regarding the following disclosure on page 109 of the Registration Statement:

“Pending investment in other types of ‘qualifying assets,’ as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to, collectively, as temporary investments, so that 70% of our assets, as applicable, are qualifying assets.”

Please add affirmative disclosure in the prospectus stating that “[t]he Company makes purchases that are consistent with its purpose of making investments in securities described in paragraphs 1 through 3 of Sec. 55(a) of the 1940 Act.”

RESPONSE: In response to the Staff’s comment, GECC notes that the requested disclosure has been added on page 109 of the Amended Registration Statement.

The Company—Legal Proceedings, Page 116

32.    Please confirm that all documents under Section 33 of the 1940 Act have been filed with the SEC.

RESPONSE: In response to the Staff’s comment, GECC confirms that it believes it has made all filings required to be made by it under Section 33 of the 1940 Act.

U.S. Securities and Exchange Commission

Division of Investment Management

August 14, 2020

*  *  *  *  *

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comments received from the Staff on July 31, 2020 and August 7, 2020.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood

Jones Day